Exhibit 21.1

Subsidiaries

of

Fabrinet,

a Cayman Islands exempted limited liability company

Subsidiary	Jurisdiction
Fabrinet Co., Ltd.	Thailand
Fabrinet USA, Inc.	California
FBN New Jersey Manufacturing, Inc.	Delaware
Fabrinet China Holdings	Mauritius
CASIX, Inc.	People’s Republic of China
Fabrinet Pte. Ltd.	Singapore
Fabrinet AB	Sweden